

October 17, 2011

Via Facsimile
Prashant Ranade
Chief Executive Officer, President and Director
Syntel, Inc.
525 E. Big Beaver Road, Suite 300
Troy, MI 48083

> **Re:** **Syntel, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 3, 2011**
> **Form 8-K filed on October 17, 2011**
> **File No. 000-22903**

Dear Mr. Ranade:

We have reviewed your letter dated September 13, 2011 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 19, 2011.

Form 10-K for the Year Ended December 31, 2010

Part II

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 32

1.   Based on your response to prior comment 2, it appears that approximately 90% of your cash, cash equivalents and short term investments are held by foreign subsidiaries. Due to the significance of these amounts and the possible impact on liquidity at the parent company level, in future filings please disclose the amounts of cash, cash equivalents and

short-term investments held outside of the United States, including amounts held in India, or any other country where a material amount of your liquidity is located.

2.   We note your statement, in response to prior comment 2, that "the sentence in the current MD&A regarding theoretical cost of repatriation is gratuitous and may be confusing to readers" and that you plan to exclude it in future filings. Given the significance of the potential liability and the size of your foreign liquid assets, this disclosure is not "gratuitous," and should *not* be excluded. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350. Please confirm that you will not exclude this disclosure in future filings.

Results of Operations

Comparison of Years Ended December 31, 2010 and 2009

KPO Revenues, page 2

3.   Refer to prior comment 3. We reissue our comment in part. We note that by letter agreement on June 1, 2010 that the shareholders agreement of the joint venture between you and an affiliate of State Street Bank was completed. Your disclosure also indicates that the reduction in KPO fees reduced revenue in the year ended December 31, 2010. Tell us the nature and amounts of the eight credits to be paid in installments from June 2010 to March 2012.

Part III

Item 11. Executive Compensation (Incorporated by Reference From Definitive Proxy Statement on Schedule 14A, filed April 28, 2011)

Compensation Discussion and Analysis

Determining Executive Compensation, page 8

4.   We note that your response to comment 4 does not state how compensation paid to your named executive officers in fiscal 2010 compared to the peer group. Please tell us in your response how the compensation paid in that year compared to the peer group you have identified, that is, whether it was on par with, below, or above that of the peer and if below or above the peer group, by what measure. Please confirm that you will provide disclosure to this effect in future filings, as applicable.

Base Salary, page 9

5.   You indicate in your response to prior comment 9 that you do not disclose specific

individual targets and performance against those targets due to competitive harm concerns. Instruction 4 to Item 402(b) of Regulation S-K permits the omission of specific target levels; however, disclosure regarding the nature of the metrics used to award compensation is required disclosure. It does not appear, therefore, that you may omit entirely from your discussion the individual performance metrics upon which compensation is determined. Please include in your response a discussion, <u>on an individualized basis</u>, of the material elements of performance that were taken into consideration by the compensation committee in awarding compensation to your NEOs. Such discussion may omit specific target levels to the extent they involve confidential trade secrets, commercial or financial information, the disclosure of which would cause you competitive harm. However, your discussion should explain how the elements of performance considered resulted in the specific amount of compensation awarded. In addition, where target levels are omitted, you must discuss how difficult it will be for each of the NEOs or how likely it will be for you to achieve the undisclosed individual targets. Please provide the information requested and confirm your understanding

STIP, page 10

6.   In response to comment 12 you have indicated that Mr. Ranade did not have specific qualitative objectives set by the Compensation Committee. However, your disclosure in the Definitive Proxy Statement indicates on page 10 that the compensation committee set Mr. Ranade's target 2010 STIP at $252,356 for 100% achievement of objectives and that 20% of that amount was based on individual qualitative objectives set by the Board. To the extent individual qualitative objectives were set for Mr. Ranade, we reissue prior comment 12. If you conclude that no such objectives were set for Mr. Ranade, please provide an explanation.

7.   We reissue prior comment 14 in part. Please clarify whether awards may be granted under the short-term incentive plan if none of the targets are achieved. In addition, tell us whether awards may be granted if the targets are not met but are nearly achieved, for example, at the 90% level.

Form 8-K filed on October 17, 2011

8.   Refer to the second paragraph of your press release dated October 17, 2011. We note the arbitration proceeding with your former client that arose out of a 2004 engagement. Your response should provide a narrative summary of events in chronological order, including the amount demanded and the amount for which the matter was resolved. Please tell if, and where, in your prior filings, you disclosed the existence of this proceeding. In this regard, indicate how your disclosures have complied with ASC 450-20-50.

       You may contact Tamara Tangen, Staff Accountant at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

       Sincerely,

       /s/ Stephen G. Krikorian

       Stephen G. Krikorian
       Accounting Branch Chief